UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

(Rule 13d-102)

Under the Securities Exchange Act of 1934
(Amendment No.    )*

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO RULE 13d-1(b), (c) AND (d) AND AMENDMENTS THERETO FILED PURSUANT TO

RULE 13d-2(b)

The Mills Corporation

(Name of Issuer)

Series A Cumulative Preferred Stock

(Title of Class of Securities)

601148109

(CUSIP Number)

November 12, 2003

(Date of Event Which Requires Filing of this Statement)

(Amendment No.  )*

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 601148109

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) iStar Financial Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☒

3.	SEC Use Only

4.	Citizenship or Place of Organization Maryland

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power None

	6.	Shared Voting Power None

	7.	Sole Dispositive Power None

	8.	Shared Dispositive Power None

9.	Aggregate Amount Beneficially Owned by Each Reporting Person None

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 0

12.	Type of Reporting Person (See Instructions) CO

Item 1.
(a)	Name of Issuer The Mills Corporation
(b)	Address of Issuer’s Principal Executive Offices 1300 Wilson Boulevard, Suite 400 Arlington, Virginia 22209

Item 2.
(a)	Name of Person Filing iStar Financial Inc.
(b)	Address of Principal Business Office or, if none, Residence c/o iStar Financial Inc. 1114 Avenue of the Americas, 27th Floor New York, New York 10036
(c)	Citizenship Maryland
(d)	Title of Class of Securities Series A Cumulative Preferred Stock
(e)	CUSIP Number 601148109

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C 80a-8).
(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
(g)	☐	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G);
(h)	☐	A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).
If this statement is filed pursuant to Rule 13d-1 (c), check this box. ☐

Item 4.	Ownership
The information contained in Items 5 through 11 on the cover page hereto (page 2 hereof) is incorporated herein by reference.

iStar Financial Inc. owned an aggregate of 72,313 shares of The Mills Corporation’s Series A  Preferred Stock.  iStar Financial Inc. disposed of all these shares, in a series of transactions occurring in 2003.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.
	(a)	Amount beneficially owned:
	(b)	Percent of class:
	(c)	Number of shares as to which the person has:
	(i)	Sole power to vote or to direct the vote
	(ii)	Shared power to vote or to direct the vote
	(iii)	Sole power to dispose or to direct the disposition of
	(iv)	Shared power to dispose or to direct the disposition of

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
NOT APPLICABLE
Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
NOT APPLICABLE

Item 8.	Identification and Classification of Members of the Group
NOT APPLICABLE
Item 9.	Notice of Dissolution of Group
NOT APPLICABLE
Item 10.	Certification

By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

Signature

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 30, 2004

iSTAR FINANCIAL INC.

By:	/s/ Jay Sugarman
Name: JAY SUGARMAN
Title: Authorized Signatory

By:	/s/ Catherine D. Rice
Name: CATHERINE D. RICE
Title: Authorized Signatory